UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date October 24, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

October 24th, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES CHANGES IN SENIOR MANAGEMENT

Bancolombia S.A. (Bancolombia) announces that the Board of Directors, in a meeting held today, took the following decisions:

●	Accepted the retirement of Cristina Arrastia Uribe, Business Vice President, who expressed her intent to enjoy her retirement after reaching legal age.

The Board expressed to Cristina Arrastia Uribe its gratitude and recognition for the 31 years of exemplary service to the organization, who was involved in the consolidation and transformation of the business and the realization of Grupo Bancolombia’s purpose.

●	Appointed Mauricio Rosillo Rojas as the new Business Vice President.

With more than 15 years at Grupo Bancolombia, Mauricio Rosillo Rojas currently holds the position of Corporate Vice President, a role he assumed in 2019 and from which he led the talent and culture, finance and treasury, legal, regulatory, compliance, reputational and communications departments. He previously served as Bancolombia’s Legal Vice President and General Secretary.

Mauricio is a law graduate of the Javeriana University, specialized in Financial Legislation in Los Andes University and holds a master’s degree in law from the University of Georgia.

●	Appointed Julián Mora Gómez as new Corporate Vice President of Bancolombia, responsible for leading the talent and culture, finance and treasury, compliance, reputational and communications departments.

Julián Mora currently holds the position of Compliance Vice President. He previously served as President for Fiduciaria Bancolombia, among other positions, since joining Grupo Bancolombia in 2002.

He is a law graduate of the Pontificia Bolivariana University and holds a master’s degree in business administration (MBA) from EADA Business School in Spain.

●	Appointed Carlos Andrés Aldana Gantiva as new Compliance Vice President.

Carlos has served at Grupo Bancolombia for 13 years, during which he has developed his career within the Legal Vicepresidence in different positions. He currently leads the Financial and Capital Markets Legal Department, which supports the Financial Vicepresidence and the entities Banca de Inversión Bancolombia, Valores Bancolombia, and Fiduciaria Bancolombia.

He is a law graduate of the Los Andes University, specialized in commercial law in the Los Andes University and holds a master’s degree in financial and securities regulation from Georgetown University.

●	Appointed Mariajosé Quiceno Suárez, currently Reputation and Communications Officer, as Reputation and Communication Corporate Vicepresident, who will be in charge of strengthening the trust of Grupo Bancolombia’s group companies and the corporate relations with all stakeholders.

Mariajosé has been in the organization for the past 6 years, she specialized in government and public policy from the University of Los Andes, is a social communicator and journalist from the University of Manizales and has obtained a degree in high corporate reputation studies from ESADE.

●	Appointment of Felipe Ramirez as Vice President of Treasury, effective as of today. Felipe has been in the organization for 23 years, is an economist from the Rosario University, holds a master’s degree in business administration (MBA) from the Los Andes University and a master’s degree in quantitative finance from the El Rosario University.

Finally, the Legal Vice President and General Secretary in charge -- Claudia Echavarría Uribe -- will report directly to the President instead of the Corporate Vicepresident.

The new appointees will take office as of December 1st, 2023.

.
Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950